October 27, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myogen, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 0-50438
Dear Mr. Rosenberg,
This letter responds to the comments received by Myogen, Inc. (“Myogen” or the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the telephone conversation on September 8, 2006 relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “Annual Report”) and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2006 (the “Quarterly Report”). The numbered items below correspond to the numbered comments in the telephone conversation with the text in bold repeating the Staff’s original comment.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52
1.	Please provide in a disclosure-type format, a revised discussion regarding your research and development projects that quantifies the estimated cost to complete each project and identifies the estimated completion dates.

Company Response

In response to the Staff’s comment, commencing with our quarter ending September 30, 2006, and subsequent 10-K filings, the Company will expand its disclosures to include a discussion regarding our research and development project status that quantifies the estimated cost to complete, if possible, and identifies the estimated completion dates. The Company’s proposed disclosure is as follows:

Mr. Jim Rosenberg
October 27, 2006

From inception through September 30, 2006, we have incurred the following aggregate expenses for our clinical development programs:
[information/table for inception to date costs for AMB/DARU]

The ambrisentan development program is nearing completion, with both Phase 3 clinical trials already having been completed. However, the patients in these trials continue in extension trials and in early September we began enrolling patients in ARIES-3, a trial designed to include up to 200 additional patients and to continue until the expected commercial launch of ambrisentan in 2007. In addition, our process development costs are accelerating. As a result of the foregoing factors, we expect that our ambrisentan-related costs will continue at approximately the rate of spending seen in the first three quarters of this year through at least the second quarter of 2007.

Expenses for darusentan are expected to materially increase in the remaining quarter of 2006 and to continue to grow through the first half of 2007 as the Phase 3 clinical development program is fully launched. The rate and amount of increased spending will be dependent on our clinical trial enrollment rates. We are beginning trial enrollment, therefore it is too early in the program to evaluate the future rate of enrollment over the course of the program. The combined total cost of DAR-311 and -312, the two currently envisioned Phase 3 clinical trials of darusentan, together with their related long term extensions, is hard to predict but is expected to exceed $100 million in total through 2008 and possibly into 2009.

The foregoing statements are forward-looking statements that involve risks and uncertainties, and actual results could vary materially. The clinical development and regulatory approval processes inherently contain significant risks and uncertainties. Therefore, it is difficult to estimate the costs necessary to complete development projects. For example: we may experience delays or fail to obtain institutional review board approval to conduct clinical trials at prospective sites; we may experience delays or fail to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; patient enrollment may be slower than expected at trial sites due to factors including the limited number of, and substantial competition for, suitable patients for enrollment in our clinical trials; there is a limited number of, and substantial competition for, suitable sites to conduct our clinical trials; clinical trial sites may terminate our clinical trials; patients and medical investigators may be unwilling or unable to follow our clinical trial protocols; patients may fail to complete our clinical trials once enrolled; results from clinical trials may be unfavorable; and unforeseen safety issues may arise or regulatory agencies may be concerned with data from our clinical trials or those of similar drugs conducted by other sponsors; regulatory agencies may deem data from our clinical trials insufficient for marketing approval and may require additional clinical trials. Additionally, risks related to the timing and results of our clinical trials add to the difficulty of estimating the costs necessary to complete development projects. For example: we cannot guarantee that the FDA

Mr. Jim Rosenberg
October 27, 2006

will not require us to conduct an additional Phase 3 clinical trial for darusentan in order to obtain approval, even if we deem our DAR-311 and -312 trials are successful; failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed; if safety or efficacy issues arise with ambrisentan or darusentan, we may experience significant regulatory delays and our ongoing clinical trial may need to be terminated or re-designed; the results of previous clinical trials may not be predictive of future results, which might delay regulatory approval, and our current and planned clinical trials may not satisfy the requirements of the FDA or international regulatory authorities; or our product candidates may cause undesirable side effects during clinical trials that could delay or prevent their regulatory approval or commercialization. Because of these risks, the cost projections and development timelines related to our clinical development and regulatory programs may be materially impacted. Any failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates. Please refer to our “Risk Factors” in Section 1A for additional information about risks and uncertainties facing our business.
Obligations and Commitments, page 58
2.	Please provide us, in a disclosure-type format, a revised contractual obligations discussion that presents either in a head note or footnote to your table your contingent milestone obligations. In this revised disclosure, please provide at a minimum the nature or the events triggering your payment obligations, the aggregate dollar value of your milestone payments and the aggregate amount of milestone payments you are reasonably likely to incur within the next year.

Company Response

In response to the Staff’s comment, commencing with our quarter ending September 30, 2006, and subsequent 10-K filings, we will include a reference in the contractual obligations disclosures to the “Licensing Agreements and Collaborations” discussion in Item 1. Business of our Form 10-K, in which we discuss all material agreements and the respective contingent milestone obligations and aggregate dollar values of the milestone payments. We will also add a disclosure or include in the contractual obligation table, milestone amounts reasonably likely to be incurred within the next year. As of September 30, 2006, there are approximately [$3.5] million in contingent milestones reasonably likely to be incurred within the next year.

Mr. Jim Rosenberg
October 27, 2006

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Stockholders’ Equity, page F-26
3.	Revise your response to further explain why these agreements do not convey the requirement to deliver registered shares. Also, we would like to see in future filings a revised disclosure regarding the disparity between the fair value determined with Black-Scholes and the fair value assigned in the agreement.

Company Response

Paragraphs 14 and 18 of EITF 00-19 require that the contract permit the Company to settle the warrants in unregistered shares. Section 1 of the Warrant Agreement refers to Section 6 of the Stock Purchase Agreement which does not require registered shares to be issued upon exercise of the warrants. The shares issuable to the PIPE investors upon exercise of the warrants are registered only through resale of the shares to a third party pursuant to the Registration Statement filed by the Company with the Commission. The requirement set forth in Section 6.1(a)(iii) of the Purchase Agreement to maintain effectiveness of a registration statement covers only the resale of the shares. There is no requirement for the Company to settle the warrants in registered shares.

We have further considered the registration rights agreement in light of discussions by the EITF in its meetings regarding Issue 05-4 as well as the FASB’s draft of FSP 00-19b. While we recognize that these discussions by the EITF and FASB are not final, we believe they are relevant to the evaluation of the registration rights agreement. Using the technical positions discussed in those meetings, we have concluded that the registration rights agreement should be viewed as a freestanding agreement, which would be accounted for separately under SFAS No. 5. We have evaluated the liquidating damages provision of the registration rights agreement under SFAS No. 5 and have determined that it is not probable that a payment would be made. As the registration rights agreement is a separate freestanding agreement, the liquidating damages provisions included therein are excluded from our evaluation of the warrants issued in the PIPE transaction under EITF 00-19, which is summarized below.

Mr. Jim Rosenberg
October 27, 2006

To determine if the warrants would be classified as stockholders’ equity, the Company considered the criteria listed in EITF 00-19. Paragraph 13 of such EITF states, “Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28),” all of the following conditions must be met for a contract to be classified as equity:
a.	Paragraphs 14 and 18 require that the contract permit the Company to settle the warrants in unregistered shares. This condition is met. Section 1 of the Warrant Agreement refers to Section 6 of the Stock Purchase Agreement which provides that the shares to be issued upon exercise of the warrants will be unregistered. The shares issuable upon exercise of the warrants are registered solely through resale by the PIPE investors to third parties pursuant to the Registration Statement filed by the Company with the Commission. The requirement in Section 6.1(a)(iii) of the Purchase Agreement to maintain effectiveness of the registration statement covers only the resale of the shares. The Company is not required to settle the warrants in registered shares.

b.	Paragraph 19 requires that there be sufficient shares available to settle the contract after considering other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. This condition is met. At the time of the PIPE transaction and at all times since the closing of the PIPE transaction, the Company has had sufficient authorized shares of Common Stock available for issuance upon exercise of the PIPE warrants. Specifically, the warrants provide for the issuance of up to 1,839,080 shares of the Company’s common stock. There were 100,000,000 shares of the Company’s common stock authorized for issuance as of the closing of the PIPE transaction, with approximately 38 million shares outstanding and issued at such time (including the unissued warrant shares). At the time of the closing of the PIPE transaction, there were other contracts outstanding to purchase 3,256,430 shares of the Company’s common stock including shares issuable upon exercise of outstanding stock options and other warrants. The availability of the authorized and unissued shares required for the exercise of the PIPE warrants has continued to the present (with approximately 42.7 million shares currently outstanding at this time).

c.	Paragraphs 20 to 24 require that there be an explicit limit on the number of shares to be delivered in a share settlement. This condition is met. The maximum number of shares that could be required to be delivered upon exercise is explicitly stated in the contract and is limited to the amount stated in the warrant agreement (1,839,080 shares), subject to adjustments for stock splits, etc. in Section 8 of the Warrant Agreement. This maximum number of shares was utilized in the computation under Paragraph 19.

Mr. Jim Rosenberg
October 27, 2006

d.	Paragraph 25 requires that there be no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission. This condition is met. The agreements related to the warrants and common stock have no required cash payments.

e.	Paragraph 26 requires that there be no provisions involving a top off or make whole provision. There is no such provision.

f.	Paragraphs 27 and 28 require that there be no net-cash settlement except in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange of their shares. This condition is met. The only cash due is related to payment for any fractional shares, which is consistent with agreements with other shareholders, as the Company’s Bylaws do not allow fractional shares. There are no other such provisions.

g.	Paragraphs 29 to 31 require that the counterparty has no rights that rank higher than those of a shareholder of the stock underlying the contract. The counterparty has no such rights.

h.	Paragraph 32 requires that there be no requirement to post collateral. There is no such provision.
Based on the above, the Company believes that the warrants are properly classified as equity.
In response to the Staff’s comment, commencing with our quarter ending September 30, 2006, and subsequent 10-K filings, the Company will expand its disclosures to include the following additional disclosure regarding the disparity between the fair value determined with Black-Scholes and the fair value assigned in the agreement. The additional proposed disclosure language is marked in bold.
On September 29, 2004, the Company completed a PIPE financing, in which warrants exercisable for 1,839,080 shares of common stock were issued. The warrants have an exercise price per share of $7.80, with a five-year life and are fully vested and exercisable six months from the closing date. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the warrants have been included as permanent equity and valued at fair value on the date of issuance. The Company has concluded that the registration rights agreement should be viewed as a freestanding agreement, which would be accounted for separately under SFAS No. 5. The Company has evaluated the liquidating damages provision of the registration rights agreement under SFAS No. 5 and has determined that it is not probable that a payment would be made, therefore, no liability has been recorded as of December 31, 2006. The fair value of the warrants at the grant date of $10,133,000 was determined using the Black-Scholes model with the following assumptions: dividend yield of 0%; estimated volatility of 100%; risk-free interest rate of 3.37% and a contractual life of five years. The warrant holders have the ability to cashless exercise when a registration statement for the resale of the shares is not then in effect. There is no provision for net-cash settlement of the warrants and any liquidated damages related to the warrant holders’ registration rights do not exceed what would be a

Mr. Jim Rosenberg
October 27, 2006

reasonable discount on registered shares. The liquidated damages are calculated based on the value of the warrants assigned in the agreement of $0.125 per warrant, which is substantially less that the fair value of the warrants determined using the Black-Scholes model. During 2005, 362,079 of these warrants were exercised and there are 1,477,001 warrants outstanding at December 31, 2005.
Form 10-Q for the quarter ended June 30, 2006
Note 6: Revenue Recognition
Product Sales, Net, page 13
4.	The Company should continue to present the gross to net reconciliation in tabular format, including comparative tables in future filings. In future MD&A discussions in which comparative information is applicable, discussions regarding significant changes in each of the individual components in the table should be provided.

Company Response

The Company will continue to include the tabular reconciliation of gross to net revenues in future filings and will ensure that any significant changes in the individual components in comparative periods will be discussed in the MD&A in our future filings.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim Rosenberg
October 27, 2006

Please do not hesitate to call me at (303) 464-3222 or Andrew Dickinson, the Company’s General Counsel, at (303) 410-3218 should you wish to discuss the contents of this letter.
Sincerely,
/s/ Joseph L. Turner
Joseph L. Turner
Senior Vice President, Finance and Chief Financial Officer